Mail Stop 03-05

June 3, 2005

Robert F.X. Sillerman
Chief Executive Officer and President
CKX, Inc.
650 Madison Ave.
New York, New York 10022

Re: **CKX, Inc.**
     Amendment No. 1 to the Registration Statement on Form S-1
     Filed on May 19, 2005
     File No. 333-123995

Dear Mr. Sillerman,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover

1. We note your response to our prior comment 5. Please revise the cover artwork to eliminate the phrase "The Global Phenomenon."

Our management information. . .identified deficiencies and material weaknesses, page 19

2. We note that material deficiencies with respect to the internal controls of the Presley Business and 19 Entertainment were discovered. However, it does not appear that

you disclosed the deficiencies related to 19 Entertainment in the 10-QSB for which you provided Sarbanes-Oxley certifications. Please advise.

Summary of Historical and Pro Forma Financial Data, page 8

3. Reference is made to your presentation of operating expenses in the table on page 9. It appears the amounts representing operating expenses on a historical and pro forma basis for the year ended December 31, 2004 and three months ended March 31, 2005 differ from the amounts of operating expenses included in your historical and pro forma statements of operations on pages F-3, 36, and 37 of your document. In this regard, your presentation of operating expenses on page 9 appears to represent a non-GAAP financial measure, whose presentation must comply with the disclosure requirements outlined in FR-72. Please revise your presentation of this measure to comply with the requirements of FR-72.

Unaudited Pro Forma Condensed Combined Financial Information, page 31

The Graceland Lease, page 32

4. We note your response to prior comment number 25 citing that the acquisition of the Presley business is based upon a preliminary purchase price allocation with no additional allocation to the Graceland lease. Further, we note that you have engaged independent appraisers to assist with the valuation of the assets acquired and that as a result you may make adjustments to the purchase price allocation once the appraisal is completed. In this regard, tell us whether you expect any additional amounts to be allocated to the Graceland lease as a result of the independent appraisal. If not, please tell us why you believe no additional amounts (i.e. intangible assets for favorable contract terms) are required. We may have further comment upon receipt of your response.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 36

5. Please explain why the adjustment to depreciation and amortization expense for the three months ended March 31, 2005 of $2,688 does not agree to the total of the amounts of the adjustments for this expense reflected in footnotes 1.B.(v) and 1.C.(iii) of $3,013. Please reconcile and revise these disclosures.

6. Please revise to include footnote disclosure explaining how the adjustments to weighted average shares outstanding for the various transactions reflected in the pro forma statements of operations were calculated or determined.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 38

Note 1 – Pro Forma Adjustments, page 39

D (i) - Other Adjustments, page 39

7. We note your response to prior comment number 41 but reissue our comment. Please revise your footnote to specifically disclose the amount of each cost (e.g. corporate office space, salaries, benefits, etc) that comprise the pro forma adjustments related to the incremental corporate expenses of $9,900,000 and $441,000. For each of the costs included in the pro forma adjustment, describe for us the basis for determining the amounts and why management believes they are factually supportable, directly attributable to the transaction and expected to have a continuing impact. Your revised disclosure should also clearly describe any significant assumptions involved in determining the pro forma adjustment. Please note that adjustments based on "management estimates" are not generally considered to be factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

D(iv) – Other Adjustments, page 39

8. We note your response to prior comment number 30 and your revised disclosure in footnote 1.D.(iv) providing the reasons for the pro forma adjustment to income tax (expense) benefit under the column "Acquisition Adjustments." However, it is unclear how you calculate the pro forma adjustments of $6,947,000 and $(7,000) for the year ended December 31, 2004 and three months ended March 31, 2005, respectively. In this regard, please clarify and disclose the mathematical calculation for each of the adjustments. Also similarly revise your disclosure in footnote 2 to show the mathematical calculations for the pro forma adjustments to income tax (expense) benefit of $(4,138,000) and $(1,034,000) under the heading "Offering Adjustments" for the periods ended December 31, 2004 and March 31, 2005, respectively. We may have further comment upon receipt of your response.

9. Also, please correct the numerical sequence in footnote 1. It appears footnote 1.D.(iv) should be numbered I.D.(ii).

Management's Discussion and Analysis, page 46

CKX, Inc., Historical Operating Results, page 50

Three Months Ended March 31, 2005 Compared to Three Months ended March 31, 2004 for the Presley Business, as Predecessor, page 50

10. The discussion of operating expenses included in MD&A is overly general and should be revised. Please revise to include a more detailed discussion of the various costs comprising your operating expenses and the facts and circumstances responsible for the changes in the amounts of the various types of operating costs.

Cash Flows for Three Months Ended March 31, 2005, page 58

Use of Capital, page 58

11. We note that you are in negotiations related to a proposed $50.0 million revolving credit facility. If the terms of this credit facility are agreed upon prior to the effective date of this registration statement (either in the form of a definitive agreement or term sheet), please revise your disclosure accordingly.

Dividends, page 59

12. Please expand the discussion here and in the "Dividend Policy" section of the registration statement to explain why the Company believes it will be able to satisfy the dividend requirements associated with its Series B Convertible Preferred Stock, given its lack of profitability.

Quantitative and Qualitative Disclosure about Market Risk, page 62

13. Reference is made to your disclosure regarding interest rate risk. Based upon your total debt outstanding of $148 million as of March 31, 2005, we would expect the effect of an increase or decrease in interest rate of 1% to lead to an increase or decrease of annual interest expense of $1,480,000 rather than $148,000. Please advise or revise as necessary.

Underwriting, page 117

14. We note your response to our prior comment 62. Please confirm if true, that all procedures related to the electronic offering have been cleared by us.

CKX, Inc.

Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-7

15. Please revise the notes to your financial statements to include all of the disclosures required by paragraph 5 of APB 12 with respect to your property and equipment.

Note 3 – Capital Structure, page F-10

The Presley Acquisition (Predecessor), page F-11

16. We note your response to our prior comment number 34 and the disclosure that has been included in Note 3 in response to our prior comment indicating that the stated value of the Series B Convertible Preferred Stock approximates the fair value of the Series B Convertible Preferred Stock based on the securities liquidation preferences, annual dividend of 8%, conversion feature and the fair value of the underlying common stock. Please explain to us in further detail why you believe the stated value of Series B Convertible Preferred Stock of $15.30 per share or $22,825,000 in total approximates its fair value based on these factors. We may have further comment upon receipt of your response.

Note 6 – Acquisitions, page F-15

The Presley Business (Predecessor), page F-15

17. We note your response to prior comment number 35 citing the various identifiable intangible assets recognized in connection with the Presley acquisition have been estimated based upon a preliminary valuation prepared by an independent appraiser. Tell us and disclose the reason(s) why the allocation is preliminary and when you expect the allocation to be finalized. Tell us whether you expect any material changes to the original purchase price allocation or any significant additional liabilities or tangible or intangible assets to result from the valuation. If so, we believe you should disclose the amounts and any uncertainties that may effect the income statement (i.e. amortization periods), if applicable. If not, please specifically disclose that you do not expect any significant changes to result from the finalized purchase price allocation. Also, describe in detail any significant assumptions involved in determining the fair value of the assets recognized. We may have further comment upon receipt of your response.

18. We note that you have also engaged an independent appraiser to prepare a valuation of 19 Entertainment. Tell us and revise your footnotes to similarly provide the information requested in our comment above with respect to Presley Business regarding your purchase price allocation for 19 Entertainment.

19 Entertainment, page F-17

19. We note your response to our prior comment number 50 and the disclosures provided in Note 6 to your interim financial statements in response to our prior comment. Please revise the disclosures included in Note 6 to explain in further detail the facts and circumstances considered in determining the appropriate accounting treatment and the related valuation of the put/call agreement with certain former owners of 19 Entertainment. The disclosures provided in the notes to your financial statements should be similar to those provided in response to our prior comment.

Pro Forma Information, page F-19

20. Please clarify in Note 6 why the pro forma information for the three months ended March 31, 2005 excludes compensation expense associated with the exercise of employee stock options by 19 Entertainment employees immediately prior to the Company's acquisition.

19 Entertainment Limited

Financial Statements

Note 24 – Summary of Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America, page F-67

Cumulative effect on shareholders' equity of differences between UK and US GAAP, page F-68

(k) Dividends, page F-74

21. We note your response to prior comment number 72. However, it is still unclear how you arrive at the amounts related to dividends included in the reconciliation of stockholders' equity from UK GAAP to US GAAP of £243,000 and £1,972,000, respectively. Please revise Note 24(k) to include a table reflecting the calculation of the US GAAP adjustments.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Alan Annex
        212.801.6400